Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 26, 2013

Index Universe Webinar — September 26, 2013

MLP Market Update

Barclays Bank PLC and Atlantic Trust

Page 2*: (Atlantic Trust)

•	MLPs are limited partnerships that list on a public stock exchange, with the majority on NYSE. MLPs trade like a corporation’s common stock but represent a partnership interest.

•	MLPs share many corporate governance requirements characteristics of corporations, but generally are taxed as partnerships rather than corporations for federal income tax purposes.

•	MLP partnership taxation is only available for entities that generate over 90% of income from qualifying sources of activities including the development, production and transportation of natural resource products.

•	A Partnership structure consists of both Limited Partner and General Partner interests. Both can trade publicly on the exchange.

•	Historically, investors have only had the opportunity to invest at the Limited Partner level. Today, investors are also able to invest in MLPs at the General Partner level, with many recent General Partner IPOs over the past few years.

•	MLPs tend to own energy infrastructure assets, such as crude oil, natural gas and refined products pipelines and terminals.

•	MLPs aim to generate stable cash flows supported by long-term, fee based contracts.

•	MLPs provide critical services and supplies for the U.S. economy, such as the transportation of motor gasoline that is consumed in cars or the delivery of jet fuel to planes at airports.

•	The stability of demand for products and services of MLPs is generally a function of supply and consumption rates; they are generally not directly impacted by the movement in commodity prices, although such prices may have an indirect impact on their business.

Page 3: (Atlantic Trust)

•	This slide demonstrates MLPs primarily operate in the midstream link in the energy value chain including pipeline, treating and storage assets.

•	There is a broad range of assets in the MLP sector that possess different growth/risk profiles.

•	Cash flows again are generally supported by long-term fee-based contracts.

•	In some cases, MLP cash flows are supported by “demand charge” contracts as customers pay for the right to rent capacity on a pipeline.

•	Another reason for the growth in the formation of MLPs is the grown in the energy infrastructure industry, driven in part by growth in natural gas, crude oil and natural gas liquids production in the United States.

•	Over the past couple years, several large energy corporations, such as Phillips 66 and Marathon Petroleum, have formed their own MLPs, to capitalize on the rapidly growing supply of energy infrastructure projects in the United States.

Page 4: (Atlantic Trust)

•	This slide shows the historical growth in the MLP sector’s market cap. Growth in the industry stems in part from the rapid migration of qualifying assets from a corporate entity to the MLP structure that will not pay corporate tax, which offers MLPs a potential cost of capital competitive advantage.

•	The MLP sector market cap has grown considerably and may continue to do so with the secular trends driving growth in energy infrastructure industry today.

•	Another reason for the formation of MLPs is the unprecedented amount of growth spending in the energy infrastructure industry.

*	Note: Page number references refer to the MLP Market Update presentation accompanying the webinar discussion.

Question from Index Universe: How many MLPs exist today relative to 1995?

(Atlantic Trust)

•	There are over 100 more MLPs in the sector.

Page 5: (Atlantic Trust)

•	This slide provides a breakdown of the types of assets in the MLP sector.

•	Exploration, propane and coal businesses are generally viewed to carry higher risk profiles due to the greater volatility in their cash flows. These businesses tend to be more cyclical and impacted by the movement in commodity prices.

Question from Index Universe: Based on what we’re seeing as a healthy MLP IPO pipeline, can you touch upon the types of MLPs we’re seeing go public and why we can’t essentially ‘paint them all with the same brush’?

(Atlantic Trust)

•	Over the past few years, with the growth of the MLP industry, there has been a broadening of assets that have been added, through IPO issuances, into the sector. Many of these recently added, non-traditional assets often engage in activities outside of the traditional scope of providing energy infrastructure investments.

•	These assets have experienced more volatile cash flows, which creates challenges to providing a stable yield and consistent distribution growth.

•	In several cases, some of the recent group of IPOs have offered a variable rate quarterly distribution payment, as compared to the stable payouts that more traditional MLPs seek to provide. We think this group of partnerships may not be suitable for some of the more conservative MLP investors that seek consistent and stable income.

Question from Index Universe: What has been the track record for Distribution Growth for the MLP space?

Page 6 (Atlantic Trust)

•	This slide indicates that distributions in the MLP sector (as here reflected by the Alerian MLP Index) have historically experienced growth over time, despite volatility in the strength of the economy, as defined by the movement in GDP growth rates.

•	The MLP total return value proposition consists of investors collecting the current yield plus any potential distribution growth.

•	Over the past 5 year period, MLPs have registered an average distribution growth rate of nearly 7%.

•	The MLP sector has historically provided an attractive total return proposition with the support of a healthy yield and the potential for distribution growth.

Question from Index Universe: How have MLPs faired against the S&P 500 Index, for example?

Page 7: (Atlantic Trust)

•	The next slide depicts the historical returns between the Alerian MLP Index, a widely followed benchmark for the MLP sector, and the S&P 500 Index.

•	Since September 2007, the Alerian MLP Index has outperformed the S&P 500 Index by about 6% annually, at a lower volatility level, as demonstrated by the standard deviation metric on this slide. There is no guarantee, of course, that this will always be the case in the future.

•	The index has historically generated a higher yield than the S&P 500 Index, which provides stable income to investors.

•	A higher compounding yield with distribution growth supports the MLP sector’s total return profile.

Question from Index Universe: How have MLPs historically performed in a rising rate environment?

Page 8: (Atlantic Trust)

•	MLPs have historically been capable of performing well in a gradual rising interest rate landscape, likely due to the support of strong, consistent distribution growth

•	MLPs remain an attractive investment for investors seeking yield and growing income

•	MLPs as represented by the benchmark Alerian Index have performed positively during periods of rising 10 Year Treasury Yields.

Question from Index Universe: Switching to the product side, can you tell us about the Atlantic Trust ETN?

Page 9: (Barclays Bank PLC)

•	The next slide provides an overview of the Barclays ETN+ Select MLP ETN, ticker: ATMP, tracking the Atlantic Trust Select MLP Index.

•	This ETN was listed on the New York Stock Exchange on March 13th 2013

•	It was developed in collaboration with Atlantic Trust, a known name in the MLP sector.

•	By providing exposure to new and growing MLP asset class, the Atlantic Trust Index offers exposure to a basket of investment grade MLPs, limited liability companies and corporations subject to the index filters. Additionally, the index can include Canadian corporations that own U.S. MLPs.

•	The ATMP ETN is designed to pay quarterly coupons to the extent that accrued dividend on the ETN exceeds the accrued investor fee, which equals 95 basis points annually.

•	Barclays Bank PLC is the issuer of the ETN. The ETN is subject to certain risks detailed in this slide, including issuer credit risk and market risk, and may not be suitable for all investors.

•	Your broker is expected to issue a form 1099, not a Form K-1 with regards to the ETN

Page 10: (Barclays Bank PLC)

•	This slide provides the criteria for index construction. The criteria are broken down and are designed to be transparent for investors. There is no subjectivity to index construction. As with all of our ETNs they track an underlying index that is fully rules based and algorithmic with a set methodology that cannot be altered.

•	The index will rebalance quarterly and index constituents are provided by Atlantic Trust as index selection agent from the pre-defined universe.

•	The first criteria provides that an index constituent must be an MLP or a General Partner that owns a Limited Partner in either the United States or Canada. Today, there are 2 Canadian holdings in the Atlantic Trust index.

•	The second criteria for selection consists of a size and trading liquidity requirement at $500 million market cap with $5 million average daily dollar trading volume for initial inclusion in the index.

•	The third criteria requires that a potential index constituent must possess an investment grade credit rating by at least 1 of the three major rating agencies – S&P, Moody’s or Fitch.

•	Lastly, the fourth criteria requires portfolio holdings to generate a minimum level of cash flows from midstream operations in the energy infrastructure business.

•	Cap on the number of constituents in the Atlantic Trust Index is 100.

•	Total constituents are currently 23: 16 Limited Partners & 7 General Partners; capped at 8% and 4% respectively upon rebalance to provide for greater diversification in the space.

Question from Index Universe: What was your objective for ATMP? Why is it unique?

(Atlantic Trust)

•	The objective of the index is to focus on the highest quality group of midstream MLPs, as defined by credit ratings, and respective General Partners. The Atlantic Trust Index intends to provide investors with a exposure to core energy infrastructure and remove the non-traditional, potentially lower quality MLP assets that don’t share the same fundamental characteristics, growth opportunity sets and quality level as energy infrastructure investments.

•	Within the midstream group, investment grade midstream MLPs look to possess an attractive opportunity set to capitalize on the secular trends in the energy industry due to their superior financial flexibility and lower cost of capital driving a sustainable, competitive advantage to build energy infrastructure projects in the United States. Similar to other capital intensive businesses, a lower cost of capital would indicate that investment grade MLPs can potentially outbid for growth projects and capture a higher accretion level from growth spending.

•	The inclusion of midstream General Partners, structured as both MLPs and Corporations, provides exposure to one of the faster growing and potentially more attractive sub-sectors in the energy infrastructure industry. Today, General Partners constitute 28% of the Atlantic Trust Index. General Partners possess: 1) a growth multiplier factor as General Partners are entitled to a formula driven percent of the distribution from the Limited Partner and 2) potentially better alignment of interest with the management teams as per their incentive distribution rights.

Question from Index Universe: Can you also explain GP vs. LP and what investors should understand about the two?

(Atlantic Trust)

•	A General Partner manages the partnership and operations while owning 2% interest plus incentive distribution rights which is a share of the MLPs distribution.

•	A Limited Partner provides capital and receives distributions generated from operations.

Question from Index Universe: How have the Atlantic Trust Index returns been thus far?

Page 11: (Barclays Bank PLC)

•	This slide provides the recent returns for the Atlantic Trust Index and the benchmark Alerian MLP Index.

•	For comparison purposes, since February of this year through the end of August, the Atlantic Trust Index carries a lower yield, but has experienced a higher index performance return.

•	Notably, a faster distribution growth rate, as mentioned by Adam could provide a lower level of interest rate sensitivity compared to the broader MLP sector.

•	Over the long term, the Atlantic Trust Index contains features that could result in a lower risk profile compared to the broader MLP sector, though there is no guarantee that this will be the case. This could be supported by the Atlantic Trust Index only including the higher quality, potentially more stable MLPs that carry an investment grade credit rating.

•	As a point of historical reference, no MLP currently in the Atlantic Trust Index has cut the distribution payment in the past 10 year period. There have, however, been several partnerships that cut the distribution payment in the broader MLP sector.

Question from Index Universe: Discuss the primary risks to the MLP sector and how ATMP is positioned for these risks.

(Atlantic Trust)

•	We believe that investments in the MLP sector face 3 major tail risks: interest rates, commodity prices and capital market conditions.

•	Interest rates - As many investors in the MLP sector are attracted by the relatively high distributions compared to traditional fixed income investments, As a result, performance of an MLP investment may be subject to increases in the interest rates, which may make MLPs less attractive. That Atlantic Trust index also includes General Partner interests as index constituents, which have historically had a higher distribution growth rate than the average in the MLP sector. If this trend continues, the faster distribution growth rate could reduce the sensitivity to higher interest rates compared to a broad investment in the MLP sector.

•	Commodity prices - As certain MLPs engage in activities that in the past have been adversely affected by decreases in commodity prices, such as exploration and production (E&P), commodity price risk can be said to touch the MLP sector. MLPs that engage in mid-stream activities, such as pipeline and infrastructure projects, tend to generate fee-based cash flow on long-term contracts. As a result, these MLPs are less affected by commodity prices than E&P-related MLPs, though not completely insulated. To be included in the Atlantic Trust index, an MLP must obtain over a certain percentage of cash flows from midstream businesses, which significantly mitigates exposure to E&P and the more commodity-oriented businesses.

•	Dependence on capital markets - The capital-intensive nature of the businesses in which MLPs engage requires MLPs to have regular, predictable access to the capital markets. All MLPs would be adversely affected by tightening in the capital markets, although investment-grade rated MLPs have been able to more reliably access the capital markets at a lower cost of capital, even during times of difficulty such as the financial crisis of 2008. The competitive advantage of superior credit quality and an investment credit rating driving a more attractive cost of capital rate, to bid for projects or acquisitions, should grow in importance in a rising interest rate landscape or financial crisis. With this in mind, the Atlantic Trust index seeks to include MLPs and GPs of MLPs with an investment-grade credit rating that derive a certain portion of their cash flows from midstream operations.

Question from Index Universe: Can you also discuss Barclays’ other MLP product, the iPath S&P MLP ETN?

Page 12: (Barclays Bank PLC)

•	This slide provides an overview of the iPath S&P MLP ETN, ticker: IMLP, tracking the S&P MLP Index.

•	S&P MLP Index has been live since September 2007. The ETN was listed on the NYSE Arca Exchange on January 4, 2013.

•	The ETN offers exposure to leading US public partnerships focused on energy and utilities.

•	This will include both the MLP & LLC structures.

•	The constituents of the S&P MLP Index are spread more broadly across the MLP space as compared to the ATMP product that focuses again on the midstream space specifically.

•	IMLP is also designed pay quarterly coupons to the extent that accrued dividend on the ETN exceeds the accrued investor fee, which equals 80 basis points.

•	Barclays Bank PLC is the issuer of this ETN as well. This ETN is subject to similar risks as the ATMP ETN and may not be suitable for all investors.

•	Your broker is expected to also issue a form 1099, not a Form K-1 with regards to the ETN.

Page 13: (Barclays Bank PLC)

•	This slide provides a description of certain key features of the S&P MLP Index, which is also rules-based and algorithmic.

•	The index will rebalance annually, subject to its defined methodology and eligibility criteria.

•	Constituents must be part of either the GICS® Energy Sector or Gas Utilities Industry classifications.

•	Minimum market cap for inclusion in the index is $300 million with a 3 month average daily trading volume requirement of $2 million notional.

•	There is no cap on number of constituents, which is different than other indices in the market.

•	There is a 15% maximum limit for any one constituent on rebalance; 45% maximum limit collectively for all constituents exceeding 4.5% individually, with the purpose of providing for potentially greater diversification.

Question from Index Universe: Can you touch upon liquidity in your ETN products?

Page 14: (Barclays Bank PLC)

•	Again, both products are listed on the NYSE Arca Exchange. There are market makers supporting our products in order to provide liquidity.

•	One of the bigger misconceptions is the relationship between volume & liquidity.

•	Investors can execute in the secondary market, but they also have the ability to purchase and/or redeem larger blocks of ETNs through their custodians directly with Barclays.

•	Minimum size for a direct purchase of MLP ETNs from the issuer will be 25,000 ETNs and the minimum redemption size is 50,000 ETNs. Direct purchases are subject to the willingness of Barclays Bank PLC to sell ETNs, and redemptions are subject to the procedures described in the relevant prospectuses relating to the ETNs.

Pages 15-16: (Barclays Bank PLC)

•	As you’ll see from the next two slides, the ETNs are subject to a number of risks and may not be suitable for all investors. The ETNs are unsecured debt obligations of Barclays Bank PLC and not guaranteed by any third party. We encourage you to review the risks listed here and in the relevant ETN prospectus and discuss with your financial advisor to determine if an investment in the ETNs is right for you.

For more information on the ETNs, please visit our websites: www.etnplus.com & www.ipathetn.com.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.ETNplus.com or www.ipathetn.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

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